

June 21, 2010

Mr. Rick Luk, Chief Executive Officer
Jingwei International Limited
Room 701-702, Building 14, Keji C. Rd., 2nd, Software Park
Nanshan District,
Shenzhen, PRC 518057

> **Re:** **Jingwei International Limited**
> **Item 4.02 8-K**
> **Filed June 17, 2010**
> **File No. 001-34744**

Dear Mr. Luk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on June 17, 2010

1.   We note that you have included on the facing page of the Form 8-K the file number 333-122557 when the file number currently assigned to you in EDGAR is 001-34744. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports in the future. Alternatively, please tell us why you believe it

       is appropriate to use a file number that is different from the one currently assigned to you.

2.   We note you disclose in your Item 4.02 Form 8-K, that your financial statements for the periods ended September 30, 2009, December 31, 2009, and March 31, 2010, "should be restated." Please note that the Form 8-K must specifically state that the financial statements should "no longer be relied upon." Refer to Item 4.02 (a)(1) to the Form 8-K. Please revise your filing accordingly.

3.   Please revise your filing to explain in greater detail the facts and circumstances related to your restatement. In addition, tell us how you determined that you do not expect any material impact on your operating results related to the restatement. That is, please clarify to us if this is a restatement or a reclassification of balance sheet amounts. Refer to Item 4.02 (a)(2) to the Form 8-K.

4.   Please tell us when you intend to file restated financial statements for the quarterly period ended September 30, 2009, the fiscal year ended December 31, 2009, and the quarterly period ended March 31, 2010.

5.   When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant